UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 20, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Harmony will meet annual production, grade, and cost guidance for FY24. Exceptional operating free cash flow generation continues due to improved recovered grades, a higher rand gold price received, and sustained operational excellence.

Johannesburg, 20 June 2024. Peter Steenkamp, chief executive officer of Harmony Gold Mining Company Limited (“Harmony” and/or the “Company”), reflects on the Company’s past financial year, which ends on 30 June 2024 (“FY24”).

“The starting point behind everything we do is ensuring safe workplaces as we strive to achieve our goal of zero loss of life. A safe mine is a profitable mine – without exception. We have embedded a proactive safety culture, with most operations achieving excellent safety milestones. The significant improvements in our various leading and lagging indicators since implementing this plan in 2016 provide further evidence that our approach is working. However, the significant unwanted events we did record during the year are stark reminders that we have to do more to reinforce personal ownership of safety.

Operational excellence, alongside our safety efforts, has ensured that we recorded another stellar year. We continue delivering excellent underground-recovered grades from our South African operations. I commend each operation for its positive performance. Total underground recovered grades will be higher than the guided 6g/t for FY24.

Total production for the group is expected to exceed the FY24 guidance of 1 550 000 ounces (48 210kg), while all-in-sustaining costs will come in comfortably below R920 000/kg, as guided, for this financial year. We also expect total capital expenditure to be marginally below the guided
R8.6 billion.

This financial year's solid operational performance results from a longer-term strategy implemented in 2016 when I became CEO at Harmony. This growth strategy clearly defined where we wanted to be as a company, placing us on a new trajectory. Our aim is to be the best at what we do; the past year is testimony to that. I believe we achieved this goal, positioning us as the champions of gold mining in South Africa.

Our high-grade assets have transformed Harmony's portfolio, giving us a bright and promising future. Our key projects in execution are critical in unlocking significant long-term value for our shareholders and stakeholders. Our balance sheet has been bolstered, and our group operating free cash flow margins have improved, enabling us to take the Eva Copper project up the value curve.

Our cost base is predominantly rand-based, with most operating costs comprising labour, consumables and electricity. We continue to benefit from the high rand per kilogramme gold price. Having signed a five-year wage agreement with all five of our unions, we have maintained high certainty and predictability regarding our planning parameters.

We have built a solid balance sheet, which remains in a net cash position. Although Harmony has entered a cycle of higher capital expenditures, this is necessary to ensure we continue replacing our Mineral Reserves while improving the quality of our portfolio. Our hedging programme, which allowed us to lock in margins at a higher rand gold price, combined with our balance sheet strength, places us in a fortunate position that all our capital needs are affordable and funded through internally generated cash flows. As a result, we are in an excellent position to pursue our growth ambitions while rewarding our shareholders through dividends.

In our planning for FY25, we have continued to allocate most of our project capital to our higher-grade, higher-quality, and lower-risk assets. This aligns with our strategy of producing safe, profitable ounces and improving margins through operational excellence and value-accretive acquisitions. By growing our higher-grade gold mines, expanding our surface retreatment business, and our international gold and copper assets, we will continue to transform and de-risk Harmony. We will provide a comprehensive update on our FY25 plans at our year-end results scheduled for Wednesday, the 28th of August 2024.

I am pleased that our goals and objectives have largely been achieved. This has been a monumental team effort that has only been possible because we are a Harmony family. While improving our safety performance remains a priority, I have no doubt there is a solid foundation on which Harmony will continue going from strength to strength. This foundation is built on the five Harmony values: Safety, Accountability, Achievement, Connectedness and Honesty.

I thank each Harmonite for their contribution as we continue transforming into a leading gold-copper mining specialist.

Please join me and my management team on the 28th of August 2024, at 10:00 South African time at the Hilton Hotel in Sandton, for an in-person year-end results presentation.”

The financial information on which this entire note is based has not been reviewed or reported on by the Company’s external auditors.

For more details, contact:
Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

JSE Sponsor:
J.P. Morgan Equities South Africa Propriety Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this market release.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of

Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 20, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director